DAVID M. BOVI, P.A.                         The Comeau Building
David M. Bovi                               319 Clematis Street Suite 700
Counselor At Law                            West  Palm  Beach,  FL 33401
LL.M.  Securities Regulation

                                            Phone (561) 655-0665
                                            dmbpa@bellsouth.net
                                            Fax   (561) 655-0693



                       September 9, 2005




U.S. Securities and Exchange Commission
100 F Street, N.E.
Division of Corporate Finance
Mail Stop 4561
Washington, DC 20549

Attn:  Ms. Karen Garnett
       Mr. Owen Pinkerton

VIA: EDGAR AND FEDERAL EXPRESS

Re:  IPI Fundraising, Inc. Amendment No. 3 to Registration
     Statement on Form S-4
     SEC File No. 333-122696

Dear Ms. Garnett and Mr. Pinkerton:

     On behalf of IPI Fundraising, Inc., enclosed please find:

     1. Responses to each comment contained in your letter of August 18, 2005 regarding IPI Fundraising.
     2. Amendment No. 3 to IPI Fundraising's Registration Statement on Form S-4 initially filed on February 10, 2005.
     3. Amendment No. 3 to IPI Fundraising's Registration Statement on Form S-4 marked to show changes.

     Summary

Imprints Plus Reasons for the Merger, Page 18
---------------------------------------------

  1. We have reviewed your response to Comment No. 8 from our last letter. Please revise your disclosure to include the information contained in your response.

  Response:  We revised accordingly. Please see pages  18  and 32.



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Material Federal Income Tax Consequences, page 38
-------------------------------------------------

  2. Please disclose that you have received a tax opinion from counsel, identifying tax counsel.

  Response: We revised accordingly. Please see page 39.

Imprints Plus
-------------

Security Ownership of Certain Beneficial Owners, page 61
--------------------------------------------------------

  3. We refer to footnote (2) that appears to indicate that 25 percent of the options to purchase 852,000 shares of common stock became exercisable on May 1, 2005. If true, please revise the table to include the shares underlying these options.

  Response:  We  revised  accordingly. Neither  Mr.  nor  Mrs.
             DiNorscia has the right to acquire any amount of shares within 60 days from options, warrants, rights, conversion privilege, or similar obligations. Please see pages 61 and 62.

Executive Compensation, page 63
-------------------------------

  4. Please include footnote disclosure to the compensation table to discuss what payments fall under the heading, "Other Annual Compensation." In addition, we note that you have included a footnote (1) after the heading, "Restricted Stock Awards," but that no corresponding footnote to the table was added. Please revise or advise.

  Response:  These payments should have been originally  placed under the heading "Bonus," since these payments were comprised of bonus cash payments made to and on behalf of Mr. and Mrs. DiNorscia by Imprints Plus. We revised the
             compensation  table  accordingly.  Also,  we   deleted the
             footnote (1) after the heading, "Restricted Stock Awards," because it was a word processing error. Please see page 63.

Management's Discussion and Analysis or Plan of Operation
---------------------------------------------------------

Results of Operation, page 64
-----------------------------

  5. We refer to your statement that a reason for the decline in revenues during the nine months ended September 30, 2004 was a loss of key sales representatives. We further note your disclosure elsewhere that, during the same period, and in connection with the "ship to the seller" program, one of the costs incurred by the company was the development of a sales force. Please provide additional disclosure regarding how these two separate disclosures contributed to your results of operations.

  Response: We revised accordingly. Please see page 64.

  6. We refer to your disclosure regarding the types of customer product used to train your sales force which has a "very low gross profit." You cite the sale of candies as an example of the type of product that has a low gross profit. Please expand your disclosure to explain why this is the case and to indicate why


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       your sales force was trained using products that typically have a lower gross profit. Finally, indicate what product lines are the profitable product lines referred to in this section.

  Response:  We revised accordingly. Please see pages  65 and 66.

BF Acquisition Group
--------------------

Executive Compensation, page 68
-------------------------------

  7. We refer to your disclosure that, "other than as described herein," no executive compensation was paid. It does not appear that other disclosure regarding compensation to executives of BF Acquisition Group has been included. Please advise us why the qualifier is necessary. This comment also applies to your disclosure under the heading, "Compensation of Directors" on page 68 and your disclosure on page 70 regarding FundraisingDirect.

  Response:  We  deleted the qualifying language.  Please  see pages 68 and 70.

Financial Statements
--------------------

  8. Please update the financial statements of IPI Fundraising, Inc. and continue to monitor the updating requirements of Rule 3-12 of Regulation S-X.

  Response: Financial Statements were updated to June 30, 2005 in accordance with Rule 3-12 of Regulation S-X.

Tax Opinion
-----------

  9. We refer to your response to Comment No. 36 from our last letter that characterizes whether any of the entities covered by the S-4 are investment companies or REIT's as "a factual representation." We do not agree that the determination of whether any of these entities are investment companies or REIT's is a question of fact and continue to believe that the signatories to the Certificate are not qualified to make these legal conclusions. Please provide a revised tax opinion that removes Item 9 on the third page of the opinion.

  Response:  Tax  counsel has advised us that they have deleted references as to whether any of the companies are a "regulated investment company or a real estate investment trust" and has modified the assumptions relating to the underlying meanings of those terms. Please see Items 9 and 10 of the revised tax opinion.

  10. We have reviewed your response to Comment No. 38 from our last letter and re-issue the comment. It is not appropriate for tax counsel to assume due authorization, execution and delivery and the valid and binding nature of the documents in question. Shareholders are unable to independently assess the validity and binding nature of these documents, and it is inappropriate to require them to do so in order to be able to rely on this opinion.

  Response:  Tax  counsel has advised us that they are  relying on the opinion of David M. Bovi, P.A. (Exhibit 5.1 to the registration statement) with respect to these matters, and the David M. Bovi, P.A. opinion permits such reliance. Please see the revised tax opinion and revised David M. Bovi, P.A. opinion.

  11. We note that tax counsel is assuming that the proposed merger qualifies as a statutory merger under Delaware and Florida Law in order to opine that the merger qualifies as a tax-free merger under Section 368(a) of the tax code. This appears to be a legal conclusion that is crucial to counsel's tax opinion and therefore should not be assumed. Please provide a revised opinion that removes this assumption.

  Response:  Tax  Counsel has advised us that they have revised the opinion to clarify that upon the completion of all filings to effect the merger, that the merger will be complete. Tax counsel's position is that
             at   the   closing,  the  merger  is practically
             completed, but the necessary documents must still be filed with the appropriate authorities, which will not have been done at the closing, but immediately after the closing. Please see the revised tax opinion.

  12. We have reviewed your response to Comment No. 40 from our last letter and re-issue the comment. The language stating that the opinions are "solely for the benefit of the addressee" suggests that stockholders may not rely on this opinion. Please provide a revised opinion that removes this exclusion.

  Response:  Tax  Counsel has advised us that they have revised the opinion to indicate that stockholders may rely
             on   the  opinion.  Please  see  the  revised  tax
             opinion.


Sincerely,

/s/David M. Bovi
-------------------
David M. Bovi
enc.



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